NO ACT



Act: 1933
Section: 3(a)(10)
Rule:
Public Availability: 4/8/2011

April 8, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance


Received SEC
APR 08 2011
Washington, DC 20549

Re: Segregated Account of Ambac Assurance Corporation
Incoming letter dated April 8, 2011

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

The Division will not recommend enforcement action to the Commission if the Segregated Account, in reliance on your opinion of counsel that the exemption under Section 3(a)(10) of the Securities Act is available, issues Surplus Notes to the Trustee, on behalf of the LVM Bondholders, pursuant to the Settlement Agreement without registration under the Securities Act. In reaching this position, we have noted that:

- the Court will conduct a hearing on the fairness of the terms and conditions of the Settlement Agreement, including the issuance of Surplus Notes, to holders of Claims;

- the Court will approve the fairness of the terms and conditions of the Issuance to the LVM Bondholders before the Segregated Account issues Surplus Notes pursuant to the Settlement Agreement;

- in your opinion of counsel, all registered LVM Bondholders have been provided with notice of the hearing regarding the Settlement Agreement and will have the opportunity to be heard at the hearing, with no improper impediments; and

- the Rehabilitator will advise the Court before the hearing that, if the Court approves the terms and conditions of the Settlement Agreement, its approval of the Settlement Agreement will constitute the basis for the issuance of the Surplus Notes under the Settlement Agreement without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).

This position is based upon the representations made in your letter to the Division and your opinions of counsel. Any different facts or conditions might require a different conclusion. This response expresses the Division's position on enforcement action only and does not express any legal conclusions on the question presented.

Sincerely,

Kim McManus
Special Counsel


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Mail Stop 4561

Steven R. Barth
Foley and Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202-5306

Re: Segregated Account of Ambac Assurance Corporation

Dear Mr. Barth:

In regard to your letter of April 8, 2011, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



FOLEY & LARDNER LLP

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI 53202-5306
414.271.2400 TEL
414.297.4900 FAX
foley.com

WRITER'S DIRECT LINE
414.297.5662
sbarth@foley.com EMAIL

CLIENT/MATTER NUMBER
092281-0101

April 8, 2011

VIA E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Securities Act of 1933, as amended – Section 3(a)(10)

Re: Segregated Account of Ambac Assurance Corporation

Ladies and Gentlemen:

We are writing on behalf of the Segregated Account of Ambac Assurance Corporation, a segregated account of Ambac Assurance Corporation, a Wisconsin corporation ("Ambac Assurance"), established pursuant to Wis. Stat. § 611.24(2) (the "Segregated Account"). Ambac Assurance is the principal operating insurance company of Ambac Financial Group, Inc. ("AFGI").

On December 27, 2010, the Segregated Account and Ambac Assurance entered into a Settlement Agreement (the "Settlement Agreement") with Nuveen Asset Management, Restoration Capital Management LLC and Stone Lion Capital Partners L.P., on behalf of themselves and/or funds and accounts managed or controlled by them, as holders of Las Vegas Monorail Project Revenue Bonds, 1st Tier Series 2000, consisting of current interest bonds and capital appreciation bonds (the "LVM Insured Bonds"). Pursuant to the Settlement Agreement, the Segregated Account will issue surplus notes ("Surplus Notes") to Wells Fargo Bank, N.A., as trustee (the "Trustee"), on behalf of holders of LVM Insurance Bonds (the "LVM Bondholders") in partial satisfaction of its obligations under the financial guaranty insurance policy and surety bond issued for the benefit of the LVM Bondholders (the "LVM Policies").

I. Request

By this letter, we respectfully request confirmation from the staff of the Division of Corporation Finance (the "Staff") that, based upon the facts and circumstances described herein, it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if, pursuant to the Settlement Agreement, the Segregated Account issues Surplus Notes to LVM Bondholders in partial satisfaction of the Segregated Account's obligations under the LVM Policies without registration of the Surplus Notes under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof.

The form and substance of the proposed issuance of Surplus Notes is substantially similar to the issuance that was described in that certain letter requesting no-action relief from Foley & Lardner LLP to the Staff on November 12, 2010 (the "Prior Request").[1]

Ambac Assurance and the Segregated Account have provided us with, and have authorized us to make on their behalf, the factual representations about them set forth in this letter.

II. Background

Ambac Assurance, a Wisconsin-domiciled insurer authorized to transact surety and financial guaranty insurance, was incorporated under the laws of the State of Wisconsin on February 25, 1970. Ambac Assurance is a wholly-owned subsidiary of AFGI, a holding company headquartered in New York City, the common stock of which is publicly traded. Ambac Assurance and its subsidiaries provide financial guarantee products and other financial services to clients around the world in both the public and private sectors. Ambac Assurance's insurance activities are divided into two lines of business: (i) financial guarantees and (ii) financial services. Due to the downgrades of Ambac Assurance's financial strength ratings and investor concerns with respect to its financial condition, Ambac Assurance has been able to originate only a de minimis amount of new financial guarantee business since November 2007, and no new business since January 1, 2009. Ambac Assurance offered financial guaranty insurance on investment grade municipal finance, project finance and structured-finance debt obligations, such as municipal bonds and residential mortgage-backed securities ("RMBS"). Generally, financial guaranty insurance provides an unconditional and irrevocable guarantee that protects the holder of a fixed-income obligation against non-payment of principal and interest when due. Ambac Assurance also guaranteed certain structured-finance debt obligations indirectly, whereby a non-insurance, wholly owned subsidiary of Ambac Assurance would enter into a credit-default swap with a counterparty that protected the counterparty from defaults of the underlying security issuer, and Ambac Assurance would, in turn, guarantee the financial obligations of its subsidiary.

Through its financial services subsidiaries, Ambac Assurance provided financial and investment products, including investment agreements, funding conduits, interest rate swaps, currency swaps and total return swaps, principally to clients of its financial guaranty business. Ambac Assurance guaranteed its subsidiaries' performance under those agreements. Ambac Assurance's financial guarantee business historically depended on triple-A ratings, as well as investor confidence in Ambac Assurance's financial strength. The deterioration of Ambac Assurance's financial condition resulting from losses in its insured portfolio and the resulting downgrades of Ambac Assurance's financial strength ratings have made it impossible for it to

[1] *See*, Segregated Account of Ambac Assurance Corporation (November 12, 2010).

write new business. Due to the deterioration of Ambac Assurance's financial condition, the OCI increased its oversight of Ambac Assurance and began to evaluate Ambac Assurance's ability to pay all claims in its insured portfolio.

On March 24, 2010, Ambac Assurance acquiesced to the request of the Office of the Commissioner of Insurance of the State of Wisconsin (the "OCI") to establish the Segregated Account pursuant to Wis. Stat. § 611.24(2). The purpose of the Segregated Account is to segregate certain segments of Ambac Assurance's liabilities, and in connection with such segregation Ambac Assurance has allocated to the Segregated Account (i) certain policies insuring or relating to credit default swaps, (ii) all RMBS policies, (iii) certain other identified policies and (iv) certain student loan policies (collectively, the "Segregated Account Policies"). Ambac Assurance also allocated the following to the Segregated Account: (i) all remediation claims, defenses, offsets, and/or credits (but excluding recoveries arising from remediation efforts or reimbursement or collection rights with respect to policies allocated to the Segregated Account), if any, in respect of the Segregated Account Policies, (ii) Ambac Assurance's disputed contingent liability, if any, under the long-term lease with One State Street, LLC, and its contingent liability (as guarantor), if any, under the Ambac Assurance UK Limited lease with British Land, (iii) Ambac Assurance's limited liability interests in Ambac Credit Products, LLC, Ambac Conduit Funding LLC, Aleutian Investments LLC and Juneau Investments LLC and (iv) all of Ambac Assurance's liabilities as reinsurer under reinsurance agreements (except for reinsurance assumed from Everspan Financial Guarantee Corp. (a wholly-owned subsidiary of Ambac Assurance)).

On March 24, 2010, the OCI filed a petition in the Dane County Circuit Court of the State of Wisconsin (the "Court") to rehabilitate the Segregated Account (the "Rehabilitation"). The Court granted the petition and appointed the Wisconsin Commissioner of Insurance as the rehabilitator of the Segregated Account (the "Rehabilitator"). The Rehabilitation pertains solely to the Segregated Account, which is a separate insurer from Ambac Assurance for purposes of the Rehabilitation. The Rehabilitation does not include Ambac Assurance, its general account or AFGI. The Segregated Account currently operates within the terms of an Order of Rehabilitation issued by the Court. On October 8, 2010, the Rehabilitator filed a plan of rehabilitation for the Segregated Account (the "Plan of Rehabilitation") for approval by the Court, as contemplated by Wis. Stat. § 645.33(5). On January 24, 2011, the Court entered an order confirming the Plan of Rehabilitation, as modified by such order. Upon satisfaction of all applicable conditions to effectiveness, the Segregated Account will operate within the terms of the Plan of Rehabilitation.

The Plan of Rehabilitation provides, among other things, that the Rehabilitator may resolve any claim of a right to payment from the Segregated Account, whether or not such right is matured or unmatured and regardless of when such right arises (a "Claim"), through a commutation that results in the extinguishment or reduction of the Segregated Account's liability in respect of such Claim (each, an "Alternative Resolution"), subject to the approval of the Court with respect to any Alternative Resolution that involves the payment of cash by the Segregated Account in excess of $50 million. The form and substance of the proposed issuance of Surplus Notes is substantially similar to the issuance that was described in the Prior Request.

Additional information concerning the Rehabilitation of the Segregated Account is available at http://ambacpolicyholders.com.

III. Description of the Settlement Agreement and Surplus Notes Issuance

Pursuant to the Settlement Agreement, the Segregated Account will issue to the Trustee, on behalf of the LVM Bondholders in partial satisfaction of their Claims under the financial guaranty insurance policies insuring the LVM Insured Bonds, Surplus Notes in the aggregate principal amount of not more than $90 million.

The Settlement Agreement provides two alterative methods for resolving claims of the LVM Bondholders against the Segregated Account. The primary method (referred to as the "commutation") provides that the LVM Policies will be commuted and the Segregated Account will be released from all liabilities and obligations thereunder. In consideration for such commutation and release, the LVM Bondholders will receive their pro rata share of a cash payment equal to $111 million and $90 million in principal amount of Surplus Notes issued by the Segregated Account.[2]

In the event that the commutation cannot be consummated, the claims of certain of the LVM Bondholders against the Segregated Account will be resolved through an alternative method (referred to as the "offer to purchase") in which the Segregated Account will commence an offer to purchase from all LVM Bondholders their rights under the LVM Policies. The offer to purchase will be conducted through a "synthetic commutation" in which all obligations of the Segregated Account under the LVM Policies will be fully and completely terminated and released as to all LVM Bondholders that accept the offer to purchase, but the rights of such LVM Bondholders against the Las Vegas Monorail Company in respect of the LVM Insured Bonds will be preserved. Those LVM Bondholders that do not accept the offer to purchase will retain their rights against the Segregated Account in respect of the LVM Policies. In consideration for the termination and release of all obligations of the Segregated Account under the LVM Policies to each LVM Bondholder that accepts the offer to purchase, each such LVM Bondholder will receive its pro rata share of a cash payment equal to $111 million and $81 million in principal amount of Surplus Notes issued by the Segregated Account, assuming that all LVM Bondholders accepted the offer to purchase, i.e., if fewer than all LVM Bondholders accept the offer to purchase, then the aggregate cash payment and aggregate principal amount of Surplus Notes

[2] Both the cash payment and the principal amount of the Surplus Notes will be reduced by the amount of cash payments made or surplus notes issued, if any, under the LVM Policies between the date of the Settlement Agreement and the closing of the commutation.



would be reduced proportionately.[3] As of the date of this letter, the Segregated Account and the Trustee are continuing to pursue the commutation, and only in the event that the commutation cannot be consummated will the parties seek to consummate the offer to purchase. The Segregated Account will comply with any applicable tender offer rules and regulations in the event that the Segregated Account proceeds with the offer to purchase and the synthetic commutation.

Consistent with the terms and conditions of the form of surplus note to be issued to policyholders annexed to the Plan of Rehabilitation, the Surplus Notes will bear interest at the rate of 5.1% per annum and will mature on June 7, 2020. By their terms, the Surplus Notes will be subordinated obligations and no payment of principal or interest may be made without the prior written approval of OCI. If OCI does not approve the payment of interest on the Surplus Notes, such interest will accrue and compound annually until paid or otherwise. The Surplus Notes will be issued at the closing of the commutation, as set forth in the Settlement Agreement. Further, in accordance with the Trust Indenture Act of 1939, the Segregated Account will file a Form T-3 with the SEC as soon as is reasonably practicable and prior to (i) the Issuance and (ii) any issuance of Surplus Notes related to the Prior Request.

Consistent with the requirements for an Alternative Resolution under the Plan of Rehabilitation, the approval of the Court is a condition to the closing of the commutation since the commutation involves the payment of cash by the Segregated Account in excess of $50 million.

IV. Legal Discussion

A. Section 3(a)(10) Exemption

Section 3(a)(10) of the Securities Act provides that the following securities are exempt from the registration requirements of Section 5 of the Securities Act:

> Except with respect to a security exchanged in a case under title 11 of the United States Code, any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by

[3] As with the commutation method, the cash payment and the principal amount of the Surplus Notes will be reduced by the amount of cash payments made or surplus notes issued, if any, under the LVM Policies between the date of the Settlement Agreement and the closing of the offer to purchase.

> any court, or by any official or agency of the United States, or by any State or Territorial banking or insurance commission or other governmental authority expressly authorized by law to grant such approval.

The principal elements of the Section 3(a)(10) exemption that are relevant to the proposed issuance of the Surplus Notes in conjunction with the Settlement Agreement (the "Issuance") are (1) an exchange of Surplus Notes for a portion of the Claims of the LVM Bondholders, (2) a hearing on the fairness of the exchange at which the LVM Bondholders have the right to appear and (3) court approval. All of these elements of the Section 3(a)(10) exemption will clearly be satisfied in connection with the proposed Issuance.

The Staff has previously taken no-action positions under Section 3(a)(10) of the Securities Act with respect to securities issued in conjunction with similar plans of rehabilitation approved by other courts and the Court. *See*, e.g., Segregated Account of Ambac Assurance Corporation (November 12, 2010); The Fidelity Mutual Life Insurance Company (Nov. 27, 1998); Aetna Life Insurance and Annuity Company (July 21, 1994); Unionmutual Stock Life Insurance Co. of New York (Aug. 4, 1980); and Underwriters National Assurance Co. (May 9, 1977).

The Staff's interpretations of these statutory requirements have been set forth through the no-action letter process and are further clarified in the Staff Legal Bulletin No. 3A (CF), June 18, 2008 (the "Staff Bulletin"). In the Staff Bulletin, the Staff has set forth the specific preconditions that it believes must be met in order for an issuer to be eligible for the Section 3(a)(10) exemption: (i) the securities for which exemption is sought must be issued in exchange for securities, claims or property interests, and cannot be issued for cash; (ii) a court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange; (iii) before approving the exchange, the court must find that the terms and conditions of the exchange are fair to those to whom securities will be issued; (iv) the issuer must advise the court or authorized governmental entity before the court hearing that the court's or authorized governmental entity's approval of the exchange will form the basis of the issuer's reliance on the Section 3(a)(10) exemption; (v) before approving the exchange, the court or authorized governmental entity must hold a hearing on the fairness of the terms and conditions of the transaction; (vi) a governmental entity must be expressly authorized by law to hold the hearing; (vii) the fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange; (viii) adequate notice must be given to all those persons of their right to attend the hearing, as well as adequate information necessary to assert that right; and (ix) there cannot be any improper impediments to the appearance of those persons at the hearing.

In our opinion as counsel, all of these specifications of the Staff for an issuer to be able to use the Section 3(a)(10) exemption will be satisfied in connection with the Settlement Agreement.

1. Exchange for Securities

Pursuant to the Settlement Agreement, the Claims of the LVM Bondholders will be exchanged for Surplus Notes, issued by the Segregated Account, and cash. Accordingly, there is an issuance of securities in exchange for securities, claims or property interests.

2. Fairness Approval

Under Wisconsin law, a key purpose of rehabilitation "is the protection of the interests of insureds, creditors, and the public generally ... through ... (d) Equitable apportionment of any unavoidable loss[.]" Wis. Stat. § 645.01(4). The Wisconsin legislature has stated that "*[s]ubject to court approval*, the rehabilitator may take the action he or she deems necessary or expedient to reform and revitalize the insurer[,]" including exercising the "full power ... to deal with the property and business of the insurer." Wis. Stat. § 645.33(2) (emphasis added). Therefore, in accordance with Wisconsin law and the Plan of Rehabilitation, the Rehabilitator will submit the Settlement Agreement, including the Issuance, for approval by the Court on the basis of the Rehabilitator's determination that it protects the interests of insureds, creditors, and the public generally.

The approval of the Settlement Agreement after a hearing by the Court may in and of itself be the equivalent of a finding of fairness by the Court given the requirement that the Court approve the Settlement Agreement as consistent with the underlying purposes of Wisconsin law, as discussed above. However, in addition to finding that the Settlement Agreement satisfies Wisconsin law, the Rehabilitator has petitioned the Court to find that the terms and conditions of the Issuance are procedurally and substantively fair. Specifically, the Rehabilitator's Motion to Approve Settlement with Certain LVM Bondholders, filed with the Court on February 10, 2011 (the "Motion to Approve Settlement") provides that the Rehabilitator is petitioning the Court seeking, inter alia, the entry of an order which, among other things, approves the procedural and substantive fairness of the terms and conditions of the Issuance, as required by Section 3(a)(10) of the Securities Act. Therefore, the Court must approve the procedural and substantive fairness of the terms and conditions of the Issuance to the LVM Bondholders before the Segregated Account issues Surplus Notes pursuant to the Settlement Agreement.

The Staff has previously granted no-action requests where the Section 3(a)(10) exchange is conditioned upon a determination of fairness even when the authorizing statute at issue did not expressly use the term "fairness." *See*, e.g., Segregated Account of Ambac Assurance Corporation (November 12, 2010); The Fidelity Mutual Life Insurance Company (Nov. 27, 1998); Citizens Security Life Insurance Company (June 18, 1990) and Beacon Mutual Indemnity Company (May 22, 1978). Further, the Staff has granted a no-action request where counsel took the view that, although no express finding of fairness was made by the court, the court's approval of the methods of valuing and distributing stock was tantamount to an express finding of fairness. *See*, e.g., United States National Bank (June 17, 1974).

3. Court Awareness of Section 3(a)(10)

As indicated above, Court approval of the Settlement Agreement is a condition to the closing of the commutation since the commutation involves the payment of cash by the Segregated Account in excess of $50 million. Further, the Rehabilitator has expressly petitioned the Court for the entry of an order approving the procedural and substantive fairness of the terms and conditions of the Issuance, as required by Section 3(a)(10) of the Securities Act. In addition, the Rehabilitator will advise the Court before the hearing that, if the Court approves the terms and conditions of the Settlement Agreement, including the Issuance, such approval will constitute the basis for the Issuance without registration under the Securities Act, in reliance on the exemption from registration provided by Securities Act Section 3(a)(10).

4. Hearing Requirement

Pursuant to Wis. Stat. §§ 645.33(2) and the Plan of Rehabilitation, a hearing has been scheduled on the Rehabilitator's petition seeking entry of an order approving the Settlement Agreement and affirming the procedural and substantive fairness of the terms and conditions of the Issuance. Accordingly, as required by Section 3(a)(10) of the Securities Act, the Court will conduct a hearing on the fairness of the Settlement Agreement, including the issuance of the Surplus Notes, to the LVM Bondholders.

5. Open Hearing

In accordance with Wis. Stat. § 645.33(2), the Court has scheduled a hearing related to the Settlement Agreement commencing April 21, 2011 at 9:00 a.m. The hearing will take place in the main courtroom of the Lafayette County Courthouse, located at 626 Main Street, Darlington, Wisconsin. The hearing will be open to the public, and any objectors to the Settlement Agreement, including any LVM Bondholder, have the right to attend and be heard consistent with the orders of the Court. This is consistent with applicable Wisconsin law, which provides that "the sittings of every [Wisconsin] court shall be public and every citizen may freely attend the same."[4] and that in Wisconsin "all trials, and all hearings at which oral testimony is to be presented, shall be held in open court."[5] In our opinion as counsel, the Court hearing will fully satisfy the requirement set forth in the Staff Bulletin that the "hearing must be open to everyone to whom securities would be issued in the proposed exchange."

---

[4] See Wis. Stat. § 757.14.

[5] Wis. Stat. § 807.04(1).

6. Notice

In order to ensure that adequate notice was provided to all registered LVM Bondholders[6] of their right to attend the hearing, as well as adequate information necessary to assert that right, on February 15, 2011, the Segregated Account instructed the Trustee to:

A. Mail true and correct copies of the Notice of Hearing (the "Notice") to LVM Bondholders on the mailing list maintained by the Trustee, which includes all registered holders of the LVM Insured Bonds and those persons who have notified the Trustee that they are holders of or otherwise interested in the LVM Insured Bonds. The Notice included, *inter alia*, (i) the date, time and place of the Court hearing at which the Rehabilitator's petition seeking entry of an order approving the Settlement Agreement will be considered; (ii) the Rehabilitator's Motion to Approve Settlement, which attaches as an exhibit a copy of the Settlement Agreement; (iii) a statement indicating that the Court hearing will be conducted in open court and will be open to the public and to all parties-in-interest; and (iv) a statement advising the LVM Bondholders that the website established by the OCI concerning the rehabilitation of the Segregated Account at www.ambacpolicyholders.com would serve as the official notice for additional filings, orders, deadlines and hearings related to the Settlement Agreement, and that the website was the legally proper way to serve notices of all future filings and hearings.[7]

B. Publish an electronic copy of the same Notice to EMMA (www.emma.msrb.org), the official electronic disclosure website of the Municipal Securities Rulemaking Board.

C. Deliver the Notice via email to Bloomberg, L.P. (MUNIS@bloomberg.com).

On February 22, 2011, the Segregated Account received an executed Affidavit of Mailing from the Trustee affirming that the Notice had been delivered and published in

[6] As of the date hereof, we believe that all LVM Insurance Bonds are held in registered form.

[7] Wisconsin expressly authorizes the use of electronic filing and service for legal documents. See Wis. Stat. § 801.07. The website was established in part to spare the rehabilitation estate the extraordinary cost of mailing all notices. The website has been widely publicized in media reports and accessed over 218,368 times by over 39,922 unique users since March 24, 2010. In accordance with the Court's order regarding notice of hearings, notice of the date, time and place of the Court hearing was also immediately posted to the website.

The written notice provided to all known LVM Bondholders also indicated that any LVM Bondholder lacking regular access to either the internet or a computer printer may receive filings and orders by mail in lieu of visiting the official website by mailing a request for "hard copy" service to the Rehabilitator's counsel at the address provided.

accordance with the foregoing instructions. Based on the above, in our opinion as counsel, all registered LVM Bondholders have been provided with notice of the hearing regarding the Settlement Agreement and will have the opportunity to be heard at the hearing.

7. No Improper Impediments

As noted above in section 5, the hearing is open to the public and any party-in-interest, including any LVM Bondholder, may attend and be heard without impediment consistent with orders of the Court and applicable Wisconsin law. We also anticipate that the Court will continue to permit parties-in-interest to listen and be heard telephonically at the hearing consistent with Wis. Stat. § 807.13, as it has to date in all the Rehabilitation proceedings. Therefore, in our opinion as counsel, there will be no improper impediments to the appearance by LVM Bondholders at the hearing.

8. Sufficient Knowledge

As indicated in the Staff Bulletin, the reviewing court "must have sufficient information before it is to determine the value of both the securities, claims or interests to be surrendered and the securities to be issued in the proposed transaction." The Rehabilitator's Motion to Approve Settlement advises the Court of the range of total projected losses on the financial guaranty insurance policies insuring the LVM Insured Bonds in comparison to the maximum potential consideration to be paid under the Settlement Agreement. Further, in connection with the Court's review of the Plan of Rehabilitation, the Court was provided with a copy of the Rehabilitator's Disclosure Statement, which, among other things, provided estimated recoveries of principal and interest under the Surplus Notes under several different scenarios. In addition, the Rehabilitator will endeavor to provide to the Court any other information that it may request in connection with its review of the Settlement Agreement, including with respect to the substantive fairness of the Issuance.

In our opinion as counsel, the Court will have sufficient information to determine the value of the Claims of the LVM Bondholders to be satisfied and the Surplus Notes to be issued pursuant to the Settlement Agreement.

9. Timing Considerations

We respectfully request that the Staff review this request as expeditiously as possible in order to permit the hearing to begin as scheduled on April 21, 2011.

10. Conclusion

Based on the foregoing analysis, in our opinion as counsel, the Issuance is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof. We respectfully request that the Staff confirm that this opinion is correct or, alternatively, that the

Staff confirm that it will not recommend any enforcement action to the SEC if the Surplus Notes are issued to the LVM Bondholders upon consummation of the Settlement Agreement without compliance with the registration provisions of the Securities Act, in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act.

* * *



FOLEY & LARDNER LLP

We respectfully request the Staff's confirmation that it will not recommend any enforcement action to the SEC if the Issuance is effected as described above, without registration under the Securities Act of the Surplus Notes in reliance on our opinion that no such registration is required for the issuance, offer and sale of such securities by virtue of the exemption from such registration provided by Section 3(a)(10) of the Securities Act. If for any reason you do not concur with any of the opinions expressed in this letter, we respectfully request an opportunity to confer with you prior to any written response.

If you have any questions about this request or desire any additional information regarding the matters discussed in this letter, please call the undersigned at (414) 297-5562 or Jason M. Hille at (414) 319-7336.

Please acknowledge receipt of the foregoing by stamping and returning the enclosed receipt copy of this letter in the self-addressed, stamped envelope enclosed for that purpose.

Very truly yours,

Steven R. Barth

Enclosures

cc: Foley & Lardner LLP
Kevin G. Fitzgerald
Andrew A. Oberdeck
Jason M. Hille

Ambac Assurance Corporation
Kevin Doyle

Dewey & LeBoeuf LLP
Michael Groll
Richard B. Spitzer